August 11, 2011

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

VIA EDGAR AND BY HAND DELIVERY

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 000-28018

Dear Mr. Gilmore:

We received your letter dated June 29, 2011 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in italics prior to its response.

General

1.	We note the disclosures on page 9 of your Form 10-Q for the fiscal quarter ended March 31, 2011, and in your Forms 8-K furnished on May 13, 2011 and May 16, 2011, relating to the transfer of ownership of Alipay. In your response, please describe in reasonable detail the facts and circumstances surrounding the transfer, as well as the subsequent relationship among Alibaba Group, Alipay and Yahoo!. In this regard, please address the following matters, as well as any other matters that you believe would help inform our understanding of the transfer and its significance to your company:

•

Your Form 8-K filed on May 13, 2011 indicates that on March 31, 2011, Yahoo! was first notified by Alibaba Group of the August 2010 transfer of ownership of Alipay and the subsequent deconsolidation of Alipay effective in the first quarter of 2011.

701 first avenue
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CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

Please provide us with a timeline of known events relating to the transfer of Alipay, including when such transfer began.

On March 31, 2011, Alibaba Group Holding Limited (“Alibaba”) sent the Company a letter (the “March 31 Letter”), which the Company will provide to the Staff separately on a supplemental basis consistent with the provisions of Rule 12b-4 under the Securities Exchange Act of 1934. The March 31 Letter describes the restructuring of Alipay and sets forth a timeline of events related to the restructuring. This restructuring occurred without the knowledge or approval of the Company or the Alibaba Board of Directors.

After receiving the March 31 Letter, the Company attempted to gather facts and understand the circumstances related to the restructuring. On July 29, 2011, the Company, Alibaba, SoftBank Corp. (“Softbank”), and other relevant parties entered into a Framework Agreement that addresses the consideration to be received by Alibaba for the restructuring of Alipay and the ongoing relationship between Alipay and Alibaba and its subsidiaries. The Company summarized the terms of the Framework Agreement in the Company’s Form 8-K filed with the Commission on July 29, 2011, and attached a copy of the Framework Agreement as Exhibit 10.1 to the Form 8-K. The closing of the transactions under the Framework Agreement is subject to certain conditions, including regulatory approvals.

•

Please describe how the transfer was effected (for example, pursuant to a purchase agreement or otherwise). Tell us whether the transfer was conducted in accordance with the governing documents of the Alibaba Group and Chinese law, and explain why or why not. In this regard. we note that Section 3.1(d) of the Alibaba.com Corporation Shareholders Agreement filed as Exhibit 2.5 to your Form 10-K requires approval of a majority of the board of directors for asset transfers in excess of $10 million, and Section 3.4 requires Yahoo!’s approval to “enter into any disposition transactions relating to any of the Company’s Core Businesses [which term is defined in the agreement to include Alipay].”

We note the Staff’s comments and supplementally advise the Staff of the following:

The restructuring was not undertaken in compliance with Alibaba’s governing documents, which include the Shareholders Agreement and Alibaba’s Memorandum of Articles of Association. The governing documents require, among other things, the following approvals of the restructuring, none of which were sought or obtained: prior approval by a majority of the Alibaba Board of Directors; prior approval by a majority of disinterested Alibaba Directors in connection with any transaction entered into between Alibaba and any of its subsidiaries, on the one hand, and any shareholder or other related parties, on the other hand; and prior approval of the Company (and SoftBank), as shareholders, of any transaction involving the disposition, sale, or transfer of assets relating to a core business, which includes Alipay.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

Upon the closing of the Framework Agreement, the Company, Alibaba, SoftBank, and other relevant parties will enter into a Release Agreement, a form of which is attached as Exhibit E to the Framework Agreement (the “Form of Release Agreement”). Pursuant to the Release Agreement, the parties agree that the Alibaba Board of Directors will ratify the actions taken by Alibaba in connection with the restructuring of Alipay.

•

Your Form 10-Q states that the ownership of Alipay was “restructured” in order to “expedite obtaining an essential regulatory license.” Please describe in reasonable detail the licensing regulations that led to the restructuring of Alipay’s ownership, including the effective date of such regulations, and explain how the restructuring of Alipay’s ownership expedited obtaining such license. Please tell us when Yahoo! became aware of such regulations and their potential applicability to Alipay.

We note the Staff’s comments and supplementally advise the Staff of the following:

The Company has followed regulatory developments that might affect Alipay since the Company made its initial investment in Alibaba in 2005. For several years, the Company has been aware of speculation that the Chinese government might adopt rules affecting foreign-ownership of online payment businesses in some manner.

The Company understands that the regulatory measures governing online payment businesses (the “Payment Measures”), which became effective in September 2010, provide that the People’s Bank of China (“PBOC”) will address in future rules the eligibility of, and requirements with respect to, companies with foreign investment, which rules will be subject to the approval of the State Council. The March 31 Letter states that “until such rules are issued the PBOC will not issue any licenses to entities with any foreign ownership.” The Company’s understanding is that the PBOC has not yet promulgated any such rules and that there is no definitive timetable for the issuance of any such rules. The March 31 Letter states that Alibaba had “conversations with the relevant authorities” and undertook the restructuring in light of Alibaba management’s understanding of the regulatory environment “to enable Alipay to qualify for the licensing requirements under the [existing] Payment Measures” and “to protect Alipay” from “a significant risk that Alipay would have to cease operations.”

•

Please also describe any contractual arrangements that govern the on-going business relationship between Alipay and Mr. Ma, as its indirect majority owner, on the one hand, and Alibaba Group, including Taobao, on the other. Tell us the extent and nature of legal control, if any, Alibaba retains over Alipay.

We note the Staff’s comments and supplementally advise the Staff of the following:

Alibaba outlined the contractual business relationships in its March 31 Letter. The Company’s understanding, based upon the March 31 Letter, is that Alibaba ceased having any form of beneficial ownership or legal control of Alipay in the first quarter of 2011, which resulted in Alipay being deconsolidated from Alibaba.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

The Company’s Form 8-K filed July 29, 2011 summarizes the contractual arrangements that will govern the ongoing business relationships among the relevant parties effective upon the closing of the transactions contemplated by the Framework Agreement.

•

Your Form 8-K filed on May 16, 2011, states that Alibaba Group, Yahoo! and SoftBank Corporation “are engaged in and committed to productive negotiations to resolve the outstanding issues related to Alipay in a manner that serves the interests of all shareholders as soon as possible.” Please advise of the status of these negotiations.

We note the Staff’s comments and supplementally advise the Staff of the following:

The parties’ negotiations led to the execution of the Framework Agreement, which the Company summarized in its Form 8-K filed on July 29, 2011.

2.	We note the remarks made by the company’s Chief Executive Officer and Chief Financial Officer at the May 25, 2011 investor day conference regarding the transfer of ownership of Alipay. Please address the following as it relates to the remarks made:

•	Clarify whether any consideration was received by the Alibaba Group upon the transfer of ownership of Alipay and how the consideration was determined;

We note the Staff’s comments and supplementally advise the Staff of the following:

The Company understands based on communications with and information provided by Alibaba that (a) an aggregate of RMB 711 million was loaned (the “Loans”) to the CEO of Alibaba and another Chinese national shareholder to capitalize a Chinese domestic company (“Holdco”); (b) the legal ownership of Alipay was restructured so that 100% of its registered share capital was transferred from a subsidiary of Alibaba to Holdco for aggregate consideration of RMB 332 million; and (c) pursuant to certain control agreements Alibaba continued to control and consolidate Holdco and Alipay until the Loans were repaid and the control agreements were terminated effective the first quarter of 2011.

•

It was noted that Alipay performs two types of payment processing which includes Taobao-related transactions and third-party transactions. The company’s Chief Financial Officer stated that the majority of Alipay’s revenues were from Taobao-related transactions which was the business retained by the Alibaba Group. Please tell us how the Taobao-related transaction business was able to be separated from the third-party transaction business of Alipay and why only the third-party transaction business needed to be transferred considering the similarities of these businesses;

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

We note the Staff’s comments and supplementally advise the Staff of the following:

Taobao and Alipay operate as separate entities. Taobao is an online consumer auction business. Alipay is an online payment business. Alipay processes online payments for Taobao’s customers and other third party (non-Taobao) customers. Alipay derives the bulk of its revenue from transactions processed for Taobao’s customers. As far as the Company understands, Alipay’s Taobao-related business was not separated from its third-party transaction business, and the restructuring was taken without regard to whether payments are processed for Taobao customers or third party customers.

Under the transactions contemplated by the Framework Agreement, Alipay will provide payment processing services on preferential terms to Alibaba and its subsidiaries, including Taobao.

•

The company’s Chief Financial Officer states that the third-party transaction business was not material to Yahoo!. Please provide us with more details in determining that this business was not material including a quantitative analysis that supports this assertion. For example, please tell us the amount and percentage of Alibaba’s Group revenues that were attributable to Alipay prior to the deconsolidation.

We note the Staff’s comments and supplementally advise the Staff of the following:

The Company’s Chief Financial Officer did not state that the third-party transaction business was not material to the Company but stated that the impact on the Company’s financial statements of deconsolidating Alipay is immaterial.

Based on confidential information provided by Alibaba, the Company understands that Alipay’s revenues for the fiscal year ended December 31, 2010, prior to inter-company eliminations, were * * * and of this amount, approximately * * * were revenues from transactions processed for third party customers. Further, for the fiscal year ended December 31, 2010, Alipay generated a loss. Given the Company’s ownership of approximately 43% of Alibaba’s outstanding shares, Alipay’s financial results were not material to the Company’s financial results.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

3.	We note your disclosure regarding cash held abroad and the tax implications if such funds are repatriated to the U.S. if required for your operations in the U.S. Please tell us the amount of cash and cash equivalents and short-term investments held outside the U.S. as of December 31, 2010. Additionally, please tell us how you considered providing this quantitative disclosure as information that is material to an understanding of the company’s liquidity position. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

We note the Staff’s comments and supplementally advise the Staff of the following:

At December 31, 2010 approximately $1.1 billion of the Company’s $3.6 billion of cash and cash equivalents and marketable debt securities is held by foreign subsidiaries. We currently intend to use these assets to further our investment in our foreign operations. We have not, and have not yet had the need to, repatriate funds to the U.S. in order to meet operating needs, and we do not anticipate the need to do so during the foreseeable future. The majority of our operations are domestic and generate sufficient amounts of cash to support our business operations and capital expenditures. Cash generated in foreign locations is generally used to fund local operations. We expect to continue to generate a sufficient amount of cash flows to support our business operations and capital expenditures in the foreseeable future. Accordingly, we believe that no additional disclosure was necessary in our Report on Form 10-K to describe the cash requirements of our U.S. operations.

However, in order to provide additional information to investors, we will disclose in the Liquidity and Capital Resources section of our MD&A in future filings the amount, if material, of cash and cash equivalents and marketable debt securities that is held by our foreign subsidiaries. We made such disclosure in our Report on Form 10-Q for the quarter ended June 30, 2011.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 65

4.	We note that beginning in the fourth quarter of fiscal 2010 search revenue generated under the Search Agreement with Microsoft is reported on a net basis based on your determination that you are not the primary obligor to the advertisers. We also note your disclosure on page 105 stating that under this agreement, you will be the exclusive worldwide relationship sales force for both companies’ premium search advertisers. Please describe what this role entails and discuss how your responsibilities in this role were considered in your analysis pursuant to ASC 605-45-45 in concluding that net presentation as it relates to arrangements with these customers is appropriate.

We note the Staff’s comments and supplementally advise the Staff of the following:

Under the terms of the Search Agreement, Microsoft is the exclusive algorithmic and paid search services provider on Yahoo! Properties and non-exclusive provider of such services on Affiliate sites, and we act as a sales agent to Microsoft for both companies’ premium search advertisers, which include advertisers meeting certain spending or other criteria, advertising agencies that specialize in or offer search engine marketing services and their clients, and resellers and their clients seeking assistance with their paid search accounts. Search key words purchased by any advertiser (premium and non-premium) are matched by Microsoft to search queries initiated by users on the combined network of web properties, and search advertising results are delivered by Microsoft.

We have evaluated all the criteria of ASC 650-45-45 and concluded that revenue from the ultimate advertisers should be recognized net by Yahoo! based on the four following determining factors:

•	Who the customer believes is the primary obligor,

•	Who sets pricing,

•	Who has inventory risk, and

•	Who has the credit risk.

Microsoft processes all search queries from users of the combined network of properties, filters searches, monitors and investigates traffic quality issues, matches search queries to

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

relevant key words purchased by advertisers, performs editorial reviews, ranks the advertising search results and delivers the search results. Microsoft owns and maintains the search platform that powers the joint search market place, along with the sales tools, and hosts online advertisers’ accounts and advertising campaign analytics. The fulfillment of search services is highly dependent on the technology and platform, which require Microsoft to incur a significant amount of capital expenditures and operating expenses in order to stay competitive. Advertisers clearly understand that Microsoft is the primary obligor in the execution of the search services.

Pricing, including traffic quality discounts, of the key words purchased by advertisers is established by Microsoft’s proprietary algorithm, included in Microsoft’s search platform. Microsoft also guarantees Yahoo!’s revenue per search (“RPS Guarantee”) on Yahoo! properties for 18 months after the transition of paid search services to Microsoft’s platform in that market. There is no physical inventory risk to consider for either party under this arrangement.

Microsoft is responsible for credit risk in excess of 1% of the value of the invoices to premium advertisers and credit risk on the total value of the invoices to non-premium advertisers.

We are responsible to Microsoft for the administration of the sales process for premium advertisers (non-premium advertisers directly connect to Microsoft’s platform) which entails the performance of credit checks, the input of sales orders within pre-established terms and conditions, submission of orders for pricing by Microsoft’s proprietary auction platform, large customer invoicing and collection. The pre-established terms and conditions of the orders are subject to Microsoft’s approval. We are providing services to Microsoft and not to the ultimate customer, the advertisers. For these services, we are entitled to receive a fixed percentage, 88 percent, of the revenue generated from Microsoft’s services to advertisers on Yahoo! Properties and we are also entitled to receive 88 percent of the revenue generated from Microsoft’s services to advertisers on Affiliate sites after the Affiliate’s share of revenue is deducted.

Based on the facts noted, we concluded that our role with premium advertisers is that of a sales agent to Microsoft and that we are not the primary obligor to their advertisers.

Note 4. Investments in Equity Interests, page 75

5.	Considering your statement in the Form 8-K filed May 13, 2011 that you were first notified on March 31, 2011 of the Alipay transfer which occurred in August 2010 and deconsolidation of Alipay which occurred in the first quarter of 2011, please tell us how you considered these transactions in determining whether an impairment of your equity investment in the Alibaba Group occurred during the year ended December 31, 2010 and the quarter ended March 31, 2011. In your response, please clarify the significance of Alipay to the Alibaba Group and how the transfer and deconsolidation affected the valuation of your investment in the Alibaba Group. Please refer to the guidance in paragraphs 31 and 32 of ASC 323-10-35.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

We note the Staff’s comments and supplementally advise the Staff of the following:

The deconsolidation of Alipay from Alibaba did not occur until the first quarter of 2011, and we were not aware of it until we received the March 31, 2011 Letter. Therefore, it had no impact on our evaluation of the carrying value of our investment in Alibaba for the year ended December 31, 2010. The deconsolidation of Alipay in the first quarter of 2011 was included in our evaluation of the carrying value of our investment in Alibaba for the first quarter of 2011. The carrying value of our investment in Alibaba was $2.3 billion as of both December 31, 2010 and March 31, 2011. The fair value of our investment in Alibaba exceeds the carrying value regardless of the inclusion or exclusion of Alipay. For illustration, the value of our 29% indirect stake in Alibaba.com based on the quoted market price of Alibaba.com’s shares traded on the Hong Kong Stock Exchange was $2.6 billion and $2.5 billion as of December 31, 2010 and March 31, 2011, respectively. Based on the value of our indirect stake in Alibaba.com exceeding the carrying value of our total investment in Alibaba by $0.3 billion and $0.2 billion, respectively, as of December 31, 2010 and March 31, 2011, and the fact that this excess does not take into account the value of other non-public entities within Alibaba, such as Taobao and AliCloud, we concluded there was no impairment of our investment in Alibaba as of both December 31, 2010 and March 31, 2011.

Please see our response to the last subpart of Comment No. 1 for information concerning the significance of Alipay to Alibaba.

The transfer and deconsolidation of Alipay occurred during the first quarter of our fiscal 2011. As noted in Note 4 to the consolidated financial statements for 2010 as filed in our Report on Form 10-K, we record our share of the results of Alibaba one quarter in arrears, therefore, the impact of the deconsolidation of Alipay was assessed and reflected in our results of operations subsequent to March 31, 2011. The impact of the deconsolidation of Alipay’s net assets did not have a material impact on our consolidated financial statements for the quarter ended June 30, 2011, as disclosed in our Report on Form 10-Q for such quarter.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

6.	Please also clarify the facts and circumstances that resulted in the deconsolidation of Alipay from the Alibaba Group in the first quarter of 2011 when the transfer of ownership in Alipay occurred in August 2010.

We note the Staff’s comments and supplementally advise the Staff of the following:

The Company’s understanding of the restructuring that resulted in the deconsolidation of Alipay in the first quarter of 2011 is summarized in response to comment 1 above and in the March 31 Letter.

The Company further understands, based on communications with Alibaba and the March 31 Letter, that, prior to the first quarter of 2011, Alibaba management determined that Alipay was a variable interest entity (“VIE”) under ASC 810 and believed that Alipay should be consolidated. The Company understands, based upon the March 31 Letter, that certain control agreements had been entered into by Alibaba that had the effect of maintaining control of Alipay by Alibaba prior to the first quarter of 2011, pursuant to a VIE structure. The March 31 Letter indicates that Alibaba’s management deconsolidated Alipay effective the first quarter of 2011 upon the termination of the control agreements, after which time Alibaba management believed that Alipay was no longer controlled by Alibaba.

Note 12. Commitments and Contingencies

Contingencies, page 97

7.	We note your disclosure regarding significant legal matters involving the company. Please tell us how you considered paragraphs 3 through 5 of ASC 450-20-50 in disclosing the amount or range of reasonably possible losses. In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial) that is reasonably possible, or state that such an estimate cannot be made. Please revise your disclosure in future filings to provide this information.

We note the Staff’s comment and supplementally advise the Staff as follows.

We do consider paragraphs 3 through 5 of ASC 450-20-50 in determining what disclosures of legal matters to make in the contingencies section of the “Commitments and Contingencies” footnote that is part of the consolidated financial statements. Specifically, in determining what disclosures to make regarding the amount or range of reasonably possible losses, the Company discloses information regarding each material claim or claims where the likelihood of a loss is at least reasonably possible and (i) an accrual is not made because it is not probable that a liability has been incurred or the amount is not estimable, or (ii) an exposure to loss exists in excess of the amount accrued. Where these criteria are met and the amount of the loss would be material to the Company’s financial position, results of operations or cash flows, the Company would

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

disclose the nature of the claims and an estimate of the possible loss or range of loss if the Company concludes that the loss, or range of loss, is reasonably estimable, or state that such an estimate cannot be made. For the litigation contingencies disclosed in the Company’s Report on Form 10-K, page 97, the Company made a determination that the aggregate amount of liability that was reasonably possible with respect to such matters was not material to the Company’s financial position, results of operations or cash flows.

Consistent with the disclosure standard described above, in future filings, if the Company determines that a reasonable possibility of a loss exists, including if a loss in excess of an amount accrued is reasonably possible, the Company will (i) disclose an estimate of the possible loss or range of loss for such matters in the aggregate to the extent the Company concludes that the losses are reasonably estimable (or state that the estimate of aggregate possible losses is not material to the Company’s financial position, results of operations or cash flows), or (ii) state that such an estimate cannot be made with respect to certain matters. We made such disclosure in our Report on Form 10-Q for the quarter ended June 30, 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC PURSUANT TO 17 C.F.R. SECTION 200.83

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ Timothy R. Morse
By: Timothy R. Morse
Title: Chief Financial Officer

cc:	Jennifer Fugario, Staff Accountant
Katherine Wray, Staff Attorney
Barbara C. Jacobs, Assistant Director
Aman S. Kothari, Senior Vice President, Global Controller and Chief Accounting Officer
Michael J. Callahan, Executive Vice President, General Counsel
Stephanie I. Splane, Vice President, Corporate Legal Affairs, Deputy General Counsel
Robert Plesnarski, O’Melveny & Myers LLP